Exhibit 99.1

Condensed Interim Consolidated Financial Statements

For the three and six month periods ended June 30, 2018

(Unaudited, expressed in thousands of Canadian dollars, unless otherwise stated)

Balance Sheet

CANADIAN ZINC CORPORATION Condensed Interim Consolidated Statements of Financial Position (Unaudited, expressed in thousands of Canadian dollars, unless otherwise stated)

	As at June 30, 2018	As at December 31, 2017

ASSETS
Current
Cash and cash equivalents (Note 3)	$9,203	$12,979
Short-term investments (Note 4)	42	31
Other receivables and prepaid expenses	220	428

Total Current Assets	9,465	13,438

Restricted cash	2,075	2,075
Property, plant and equipment	638	654
Exploration and evaluation assets	5,405	5,398

Total Assets	$17,583	$21,565

LIABILITIES
Current
Accounts payable	$271	$1,258
Accrued and other liabilities	847	389
Loan payable (Note 5)	13,094	—

Total Current Liabilities	14,212	1,647

Loan payable (Note 5)	—	12,417
Decommissioning provision	1,861	1,834

Total Liabilities	16,073	15,898

SHAREHOLDERS' EQUITY
Share capital	114,618	114,618
Reserves (Note 6)	17,024	16,715
Deficit	(130,132)	(125,666)

Total Shareholders’ Equity	1,510	5,667

Total Liabilities and Shareholders’ Equity	$17,583	$21,565
Nature of Operations and Going Concern (Note 1)
Subsequent Event (Notes 1, 5 and 6)

Approved by the Board of Directors:
“Robert J. (Don) MacDonald”	“John M. Warwick”
Director	Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

1

Income Statement

CANADIAN ZINC CORPORATION Condensed Interim Consolidated Statements of Comprehensive Loss (Unaudited, expressed in thousands of Canadian dollars, except for share and per share information)

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017

Income
Investment income	$37	$19	$66	$42

Expenses
Depreciation	2	7	3	9
Exploration and evaluation (Note 7)	712	2,466	1,108	4,206
Listing and regulatory	26	8	60	42
Management and directors	622	213	904	439
Office and general	152	147	307	287
Professional	326	21	507	37
Shareholder and investor communications	72	85	121	145
Share-based compensation (Note 6)	185	300	309	657
	2,097	3,247	3,319	5,822

Other expenses
Loss on foreign currency translation (Note 5)	(272)	—	(617)	—
Finance costs (Note 5)	(303)	(10)	(596)	(20)
	(575)	(10)	(1,213)	(20)

Net loss and comprehensive loss for the period	$(2,635)	$(3,238)	$(4,466)	$(5,800)

Net loss per share - basic and diluted	$(0.01)	$(0.01)	$(0.02)	$(0.02)
Weighted average number of shares outstanding

Basic and diluted	266,111,543	266,111,543	266,111,543	266,111,543

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

2

Cash Flows

CANADIAN ZINC CORPORATION Condensed Interim Consolidated Statements of Cash Flows (Unaudited, expressed in thousands of Canadian dollars, unless otherwise stated)

	Six months ended June 30,
	2018	2017

Operating Activities
Net loss for the period	$(4,466)	$(5,800)
Adjustments for items not involving cash:
Depreciation expense	16	33
Foreign currency translation (Note 5)	617	—
Finance costs (Note 5)	596	20
Share-based compensation (Note 6)	309	657
Change in non-cash working capital items:
Other receivables and prepaid expenses	183	61
Accounts payable and accrued liabilities	(514)	525
	(3,259)	(4,504)

Financing Activities
Loan interest (Note 5)	(517)	—
	(517)	—

Net change in cash and cash equivalents	$(3,776)	$(4,504)

Cash and cash equivalents, beginning of year	$12,979	$9,817

Net change in cash and cash equivalents	(3,776)	(4,504)

Cash and cash equivalents, end of period	$9,203	$5,313

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

3

Shareholders

’ Equity

CANADIAN ZINC CORPORATION Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity (Unaudited, expressed in thousands of Canadian dollars, except for share information)

	Share Capital
	Number	Amount	Reserves	Deficit	Total

Balance, December 31, 2016	266,111,543	$114,618	$15,873	$(114,592)	$15,899
Share-based compensation (Note 6)	—	—	657	—	657
Net loss for the period	—	—	—	(5,800)	(5,800)
Balance, June 30, 2017	266,111,543	114,618	16,530	(120,392)	10,756
Share-based compensation (Note 6)	—	—	185	—	185
Net loss for the period	—	—	—	(5,274)	(5,274)
Balance, December 31, 2017	266,111,543	114,618	16,715	(125,666)	5,667
Share-based compensation (Note 6)	—	—	309	—	309
Net loss for the period	—	—	—	(4,466)	(4,466)

Balance, June 30, 2018	266,111,543	$114,618	$17,024	$(130,132)	$1,510

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

4

CANADIAN ZINC CORPORATION

Notes to the Condensed Interim Consolidated Financial Statements

For the period ended June 30, 2018

(Unaudited, tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

1.       Nature of Operations and Going Concern

Canadian Zinc Corporation (the “Company” or “Canadian Zinc”) is incorporated under the laws of the Province of British Columbia, Canada, and its principal business activity is the exploration and development of natural resource properties. The address of the Company’s registered office is Suite 1710, 650 West Georgia Street, PO Box 11644, Vancouver, British Columbia, Canada, V6B 4N9. The Company currently exists under the Business Corporations Act (British Columbia) and its common shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol “CZN” and on the OTCQB under the symbol “CZICF”.

The Company is primarily engaged in the exploration, development and permitting of its mineral properties. The Company is considered to be in the exploration and development stage given that its mineral properties are not yet in production and, to date, have not generated any significant revenues. The recoverability of amounts shown for exploration and evaluation assets is dependent on the existence of economically recoverable reserves, obtaining and maintaining the necessary permits to operate a mine, obtaining the financing to complete development and future profitable production.

These unaudited condensed interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes that the Company will realize its assets and discharge its liabilities in the normal course of business. There are however material uncertainties that cast significant doubt upon the Company’s ability to continue as a going concern which are discussed below.

The Company has a history of losses with no operating revenue other than interest income and has negative working capital of $4,747,000 as at June 30, 2018. On July 10, 2018, the Company closed a $20 million financing pursuant to which the Company issued 100 million units to RCF VI CAD LLC (“RCF”) at a price of $0.20 per unit with each unit consisting of one common share and one-half of one common share purchase warrant. Each whole warrant allows the holder to purchase one common share at an exercise price of $0.25 per share until December 31, 2018. The proceeds of the financing were used to repay the non-convertible project loan in the amount of US$10 million.

The ability of the Company to carry out its planned business objectives is dependent on its ability to raise adequate financing from lenders, shareholders and other investors. Additional financing will be required to continue the development of the Prairie Creek Project and to put the Prairie Creek Mine into production. There is no assurance that such financing will be available on a timely basis or on acceptable terms. If the Company is unable to obtain adequate additional financing, the Company will be required to curtail operations, exploration and development activities. The Company is currently evaluating various opportunities and seeking additional sources of financing. These conditions indicate the existence of material uncertainties which cast significant doubt about the Company’s ability to continue as a going concern. These unaudited condensed interim consolidated financial statements do not give effect to any adjustments, which could be material, and which would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different than those reflected in the unaudited condensed interim consolidated financial statements.

2.       Significant Accounting Policies

(a)	Statement of Compliance

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and were approved and authorized for issue by the Board of Directors on August 8, 2018.

These unaudited condensed interim consolidated financial statements do not include all of the information required for full annual consolidated financial statements and should be read in conjunction with the Company’s audited annual consolidated financial statements for the year ended December 31, 2017 prepared in accordance with IFRS.

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CANADIAN ZINC CORPORATION

Notes to the Condensed Interim Consolidated Financial Statements

For the period ended June 30, 2018

(Unaudited, tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

2.       Significant Accounting Policies (continued)

(b)	Basis of Preparation and Consolidation

These unaudited condensed interim consolidated financial statements have been prepared on a historical cost basis except for financial instruments classified as fair value through profit or loss which are stated at their fair value. These unaudited condensed interim consolidated financial statements are presented in Canadian dollars and have been prepared on the basis of IFRS standards that are effective on June 30, 2018. The accounting policies adopted by the Company have been applied consistently to all periods presented. These unaudited condensed interim consolidated financial statements are presented in the Company’s, and its subsidiaries, functional currency of Canadian dollars.

These unaudited condensed interim consolidated financial statements include the accounts of Canadian Zinc Corporation and its wholly-owned subsidiaries Paragon Minerals Corporation (“Paragon”) and Messina Minerals Inc. (“Messina”), collectively the Group. Subsidiaries are consolidated from the date of acquisition, being the date on which the Company obtains control, and continue to be consolidated until the date when such control ceases. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. All intra-group balances, transactions, unrealized gains and losses resulting from intra-group transactions and dividends are eliminated in full upon consolidation.

(c)	Significant Accounting Judgments, Estimates and Assumptions

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities at the reporting date and the reported amounts of income and expenses during the reporting year. Actual results may differ from these estimates.

(d)	IFRS Standards Adopted

As of January 1, 2018, the Company adopted the new and amended IFRS pronouncements in accordance with transitional provisions outlined in the respective standards. The adoption of these standards did not have a material impact on the consolidated results, financial position or accounting policies of the Company. Significant standards adopted include the following:

IFRS 9, Financial Instruments (“IFRS 9”)

IFRS 9 addresses the classification, measurement and recognition of financial assets and financial liabilities and supersedes the guidance relating to the classification and measurement of financial instruments in IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”).

IFRS 9 requires financial assets to be classified into three measurement categories on initial recognition: those measured at fair value through profit and loss, those measured at fair value through other comprehensive income and those measured at amortized cost. Investments in equity instruments are required to be measured by default at fair value through profit or loss. For financial liabilities, the standard retains most of the IAS 39 requirements.

The Company has classified cash and cash equivalents; short-term investments; and restricted cash as fair value through profit and loss. Other receivables; accounts payable; accrued and other liabilities; and loan payable have been classified as being measured at amortized cost. The Company does not have financial instruments measured at fair value through other comprehensive income.

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”)

The new revenue standard introduces a single principles-based, five-step model for the recognition of revenue when control of goods is transferred to, or a service is performed for, the customer. IFRS 15 also requires enhanced disclosures about revenue to help users better understand the nature, amount, timing and uncertainty of revenue and cash flows from contracts with customers.

6

CANADIAN ZINC CORPORATION

Notes to the Condensed Interim Consolidated Financial Statements

For the period ended June 30, 2018

(Unaudited, tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

2.       Significant Accounting Policies (continued)

(e)	IFRS Standards Issued But Not Yet Effective

A number of new standards, amendments to standards and interpretations, are not yet effective for the year ended December 31, 2018, and have not been applied in preparing these condensed interim consolidated financial statements. The Company considers the following standard the most significant and is not a complete list of new pronouncements that may impact the financial statements.

IFRS 16, Leases (“IFRS 16”)

On January 13, 2016, the International Accounting Standards Board published a new standard, IFRS 16, Leases, eliminating the current dual accounting model for lessees, which distinguishes between on-balance sheet finance leases and off-balance sheet operating leases. Under the new standard, a lease becomes an on-balance sheet liability that attracts interest, together with a new right-of-use asset. There are optional exemptions for short-term leases and leases of low value items. In addition, lessees will recognize a front-loaded pattern of expense for most leases, even when cash rentals are constant. IFRS 16 replaces existing leases guidance including IAS 17, Leases, IFRIC 4, Determining whether an Arrangement contains a Lease, SIC-15, Operating Leases - Incentives and SIC-27, Evaluating the Substance of Transactions Involving the Legal Form of a Lease.

IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with earlier adoption permitted. The Company intends to adopt IFRS 16 in its financial statements for the annual period beginning on January 1, 2019. The Company is assessing the potential impact on its consolidated financial statements. Based on the analysis to date, the most significant impact identified is that the Group will recognize new assets and liabilities for its office facility leases. Upon transition, a new right-of-use asset will be recognized at approximately $207,000 and the corresponding lease liability will be recorded at approximately $180,000. In addition, the nature of expenses related to those leases will now change as IFRS 16 replaces the straight-line operating lease expense with a depreciation charge for right-of-use assets and interest expense on lease liabilities. The Company intends to use the optional exemption for short-term leases and leases for which the underlying asset is of low value and to use the cumulative catch-up approach upon transition.

3.        Cash and Cash Equivalents

The Company’s cash and cash equivalents at June 30, 2018 consisted of cash of $835,000 and cash equivalents of $8,368,000 (December 31, 2017 - cash of $1,620,000 and cash equivalents of $11,359,000).

4.        Short-term Investments

Short-term investments, which consist primarily of investments in Banker’s Acceptances and Guaranteed Investment Certificates, are investments with maturities of more than three months and less than one year from the date of purchase. At June 30, 2018, short-term investments had a carrying value of $42,000, earning income at a rate of 0.85% (December 31, 2017 - $31,000, earning income at a rate of 0.60%). The carrying values of short-term investments approximate their fair values due to the relatively short period to maturity.

5.       Loan Payable

On December 22, 2017, the Company entered into a financing agreement (“Project Bridge Loan”) with Resource Capital Funds pursuant to which RCF provided an interim non-convertible project loan in the amount of US$10 million. The Project Bridge Loan bore an interest rate of 8%, payable quarterly and was due to mature on January 31, 2019. The loan is secured by a charge on the Company’s assets and contains customary affirmative and negative covenants and events of default. Net loan proceeds were $12,563,000 consisting of gross proceeds of $12,695,000 offset by transaction costs of $132,000. On July 10, 2018, the US$10 million Project Bridge Loan, as well as accrued interest, was repaid in full from the funds raised from the RCF financing (see Note 1).

For the three and six month periods ended June 30, 2018, the Company accrued interest of $293,000 and $576,000 respectively and paid interest of $263,000 and $517,000 respectively. For the three and six month periods ended June 30, 2018, a loss of $272,000 and $617,000 respectively was recorded to revalue the US dollar loan to Canadian dollars as at the respective period ends.

7

CANADIAN ZINC CORPORATION

Notes to the Condensed Interim Consolidated Financial Statements

For the period ended June 30, 2018

(Unaudited, tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

6.       Reserves

(a)	Stock Options

At the Annual General and Special Meeting held on June 27, 2018, shareholders approved the amendment of the Company’s Stock Option Plan to increase the number of Common Shares reserved for issuance under the Stock Option Plan by 10,800,000 common shares to 18,300,000 common shares. The Stock Option Plan is a fixed share stock option plan pursuant to which options on common shares may be issued to directors, officers, employees and service providers of the Company. Each option granted shall be for a term not exceeding five years from the date of grant and the vesting period is determined at the discretion of the Board. The option exercise price is set at the date of grant and cannot be less than the closing market price of the Company’s common shares on the TSX on the day of grant.

During the three month period ended June 30, 2018, the Company issued 2,500,000 incentive stock options outside of the Corporation’s stock option plan and in accordance with the rules of the Toronto Stock Exchange. The incentive stock options vest in equal eighths over a two year period, carry an exercise price of $0.20 per common shares and have a per-share fair value at the date of granting of $0.06. The fair value of the options was determined under the Black-Scholes option pricing model using a risk-free interest rate of 2.16%, an expected life of options of 2.6 to 3.5 years, an expected volatility of 87% to 91%, no expected dividends and a forfeiture rate of 0%.

At June 30, 2018, there were 7,700,000 incentive stock options outstanding. Each stock option is exercisable for one ordinary share of the Company. No amounts are paid or payable by the recipient on receipt of the option. The options carry neither rights to dividends nor voting rights. Options may be exercised at any time from the date of vesting to the date of their expiry.

	June 30, 2018		December 31, 2017
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of year	5,200,000	$0.35	5,850,000	$0.36
Expired	—	—	(650,000)	0.46
Granted	2,500,000	0.20	—	—
Outstanding, end of period/year	7,700,000	$0.30	5,200,000	$0.35

As at June 30, 2018, the Company had outstanding and exercisable stock options, with a weighted average remaining contractual life of 3.7 years, to purchase an aggregate 7,700,000 common shares as follows:

	Options Outstanding		Options Exercisable
Expiry Date			Number of Options	Weighted Average Exercise Price
August 10, 2021	5,200,000	$0.35	5,200,000	$0.35
May 16, 2023	2,500,000	0.20	312,500	0.20
	7,700,000	$0.30	5,512,500	$0.34

For the three and six month periods ended June 30, 2018, the Company recorded share-based compensation expense for stock options granted to directors, officers and employees of $66,000 and $97,000 respectively compared to $101,000 and $238,000 in the respective comparable periods in 2017.

8

CANADIAN ZINC CORPORATION

Notes to the Condensed Interim Consolidated Financial Statements

For the period ended June 30, 2018

(Unaudited, tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

6.       Reserves (continued)

(b)	Restricted Share Units (“RSUs”) and Deferred Share Units (“DSUs”)

The Restricted Share Unit Plan (the “RSU Plan”) and the Deferred Share Unit Plan (the “DSU Plan”) provide for the issuance of shares to eligible employees, directors and consultants, subject to certain vesting and deferral provisions, to a maximum number, equal to 3% and 2% respectively, of the issued and outstanding common shares of the Company.

During the six month period ended June 30, 2018, the Company issued 455,895 DSUs to directors and 2,300,000 RSUs to senior management (June 30, 2017 - 320,615 DSUs and nil RSUs).

At June 30, 2018, there were 1,579,739 DSUs and 7,850,000 RSUs outstanding (December 31, 2017 - 1,123,844 DSUs and 5,550,000 RSUs).

	Number of DSUs	Weighted average grant date fair value	Number of RSUs	Weighted average grant date fair value
Outstanding, December 31, 2016	461,404	$0.20	5,550,000	$0.19
Granted	662,440	0.19	—	—
Outstanding, December 31, 2017	1,123,844	0.19	5,550,000	0.19
Granted	455,895	0.14	2,300,000	0.15
Outstanding, June 30, 2018	1,579,739	$0.18	7,850,000	$0.17

The RSUs granted were subject to a ten to eleven month vesting period; a pay-out date of 2 to 2.5 years; an expiry date of 5 years; and are assigned a fair value based on the share price at time of issuance. Upon issuance, the DSUs are fully vested and are assigned a fair value based on the share price at time of issuance. Subject to the terms and conditions of the DSU Plan, DSUs are settled upon retirement.

For the three and six month periods ended June 30, 2018, the Company recognized share-based compensation expense for DSUs granted of $31,000 and $62,000 respectively versus $31,000 and $62,000 in the respective comparable periods. For the three and six month periods ended June 30, 2018, the Company recognized share-based compensation expense for RSUs granted of $88,000 and $150,000 respectively versus $168,000 and $357,000 in the respective comparable periods.

9

CANADIAN ZINC CORPORATION

Notes to the Condensed Interim Consolidated Financial Statements

For the period ended June 30, 2018

(Unaudited, tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

6.       Reserves (continued)

(c)	Share Purchase Warrants

As at June 30, 2018, the Company has outstanding exercisable warrants to purchase an aggregate 2,448,000 common shares with an exercise price of $0.25 per common share and an expiry date of July 7, 2018, as follows:

	June 30, 2018		December 31, 2017
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price
Outstanding, beginning of year	2,448,000	$0.25	16,734,000	$0.46
Expired	—	—	(14,286,000)	0.50
Outstanding, end of period/year	2,448,000	$0.25	2,448,000	$0.25

On July 7, 2018, 2,448,000 warrants expired unexercised. On July 10, 2018, the Company issued 50 million warrants, each warrant allowing the holder to purchase one common share at an exercise price of $0.25 per share until December 31, 2018 (see Note 1).

(d)	Summary

A summary of the changes to the reserves is summarized below as follows:

	Share Options and Units	Warrants	Unexercised Share Options, Units and Warrants	Normal Course Issuer Bid	Total
Balance, December 31, 2016	$1,200	$1,895	$12,174	$604	$15,873
Share-based compensation	842	—	—	—	842
Stock options expired	(143)	—	143	—	—
Warrants expired	—	(1,456)	1,456	—	—
Balance, December 31, 2017	1,899	439	13,773	604	16,715
Share-based compensation	309	—	—	—	309
Balance, June 30, 2018	$2,208	$439	$13,773	$604	$17,024

10

CANADIAN ZINC CORPORATION

Notes to the Condensed Interim Consolidated Financial Statements

For the period ended June 30, 2018

(Unaudited, tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

7.       Exploration and Evaluation Expenditures

	Three months ended June 30,		Six months ended June 30,
Prairie Creek Mine	2018	2017	2018	2017
Camp operation and project development	$203	$432	$268	$486
Mine planning and feasibility studies	159	1,400	317	2,474
Permitting and environmental	378	592	517	820
	740	2,424	1,102	3,780

Depreciation - mining plant and equipment	6	14	13	24
Total exploration and evaluation expenditures	$746	$2,438	$1,115	$3,804

Exploration and evaluation expenditures (inception to date), beginning of period/year	$84,419	$79,874	$84,050	$78,508
Total exploration and evaluation expenditures	746	2,438	1,115	3,804
Exploration and evaluation expenditures (inception to date), end of period	$85,165	$82,312	$85,165	$82,312

	Three months ended June 30,		Six months ended June 30,
Newfoundland Properties	2018	2017	2018	2017
Geology	$34	$76	$57	$181
Diamond drilling (1)	(68)	(48)	(64)	221
Total exploration and evaluation expenditures	$(34)	$28	$(7)	$402

Exploration and evaluation expenditures (inception to date), beginning of period/year	$7,375	$4,541	$7,348	$4,167
Total exploration and evaluation expenditures	(34)	28	(7)	402
Exploration and evaluation expenditures (inception to date), end of period/year	$7,341	$4,569	$7,341	$4,569

(1)	The Company received additional government grants in 2018 and 2017 relating to drill programs carried out in the respective previous year.

For the three and six month periods ended June 30, 2018, employee wages and benefits of $126,000 and $193,000 respectively were included in exploration and evaluation expenditures versus $230,000 and $352,000 for the respective comparable periods.

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